SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON,  D.C.  20549

                                  SCHEDULE  13D/A

                 UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934*
                                (AMENDMENT NO. 6)

                               DOCPLANET.COM,  INC.
                                (NAME  OF  ISSUER)

                           COMMON STOCK, NO PAR VALUE
                      (TITLE  OF  CLASS  OF  SECURITIES)


                                     256095100
                                  (CUSIP  NUMBER)

               CHARLES  R.  DRUMMOND                         Copies  to
               3000  W.  WARNER  AVENUE                      ----------
         SANTA  ANA,  CALIFORNIA  92704-5311           THOMPSON  KNIGHT  BROWN
                  PARKER  &  LEAHY  L.L.P.           1200  SMITH,  SUITE  3600
                  (714)  754-5800                        HOUSTON,  TX  77002
                                                        ATTN:  DALLAS  PARKER
                                                           (713)  654-8111

(NAME,  ADDRESS  AND  TELEPHONE  NUMBER  OF  PERSON
AUTHORIZED  TO  RECEIVE  NOTICES  AND  COMMUNICATIONS)

                                   MARCH  13,  2000
                    (DATE  OF  EVENT  WHICH  REQUIRES  FILING
                                 OF  THIS  STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five
copies  of  the  schedule, including all exhibits.  See   240.13d-7(b) for other
parties  to  whom  copies  are  to  be  sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  256095100             SCHEDULE  13D/A

(1)     Names  of Reporting Persons, I.R.S. Identification Nos. of Above Persons

          CHARLES  R.  DRUMMOND
--------------------------------------------------------------------------------

(2)  Check  the  Appropriate Box if a Member of a Group (See Instructions)
                                                                           (a)
                                                                           (b) X
--------------------------------------------------------------------------------
(3)  SEC  Use  Only

--------------------------------------------------------------------------------

(4)  Source  of  Funds  (See  Instructions)                                  OO*

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure of Legal Proceedings is Required Pursuant to
                                                      Items 2(d) or  2(e)     __

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization                     UNITED  STATES

--------------------------------------------------------------------------------

Number of                              (7) Sole  Voting  Power         3,157,400
                                       -----------------------------------------
Shares Benficially                     (8) Shared  Voting  Power            NONE
                                       -----------------------------------------
Owned by Each                          (9) Sole Dispositive Power      3,157,400
                                       -----------------------------------------
Reporting Person With                  (10) Shared Dispositive Power        NONE
--------------------------------------------------------------------------------

(11)    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
                                                                  3,157,400

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13)Percent  of  Class  Represented  by  Amount  in  Row  (11)               43%

--------------------------------------------------------------------------------

(14)Type  of  Reporting  Person  (See  Instructions)IN

--------------------------------------------------------------------------------

*  conversion  of  debt





                            AMENDMENT TO SCHEDULE 13D

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     This  Amendment No. 6 to Schedule 13D (this "Amendment") is filed on behalf of Charles R. Drummond with respect to his beneficial ownership of the common stock of DocPlanet.com, Inc. (formerly named docsales.com, Inc., whose former name was Golden Pharmaceuticals, Inc., whose former name was Benedict Nuclear Pharmaceuticals, Inc.).

     This Amendment amends in its entirety the Schedule 13D previously filed by Charles R. Drummond on March 12, 1991, as amended by Amendment Nos. 1 through 5.


ITEM  1.     SECURITY  AND  ISSUER.

     This statement relates to shares of common stock, no par value per share (the "Common Stock"), of DocPlanet.com, Inc. (the "Company"). The Company's principal executive office is located at 3000 W. Warner Avenue, Santa Ana, California 92704-5311.

ITEM  2.     IDENTITY  AND  BACKGROUND.

     This statement is being filed on behalf of Charles R. Drummond ("Mr. Drummond"). Mr. Drummond's principal occupation or employment is to act as Chairman, Chief Executive Officer and Treasurer of the Company, and his principal business address is 3000 W. Warner Avenue, Santa Ana, California 92704-5311.

     Mr. Drummond has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Drummond has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Mr.  Drummond  is  a  citizen  of  the  United  States.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     On March 13, 2000, Mr. Drummond converted $6,839,103 in long term debt and accrued interest owed to him by the Company into 2,279,701 shares of Common
Stock  of  the  Company  at  $3.00  per  share.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The shares of Common Stock with respect to which this filing is made were acquired for investment purposes.

     Mr. Drummond currently has no plan, proposal or intention which relates to, or would result in, any of the actions enumerated in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     As of the date hereof, Mr. Drummond is the beneficial owner of 3,157,400 shares of the Common Stock of the Company. As of the date hereof, there are 7,417,092 shares of Common Stock outstanding, and on such basis, Mr. Drummond beneficially owns 43% of the Company's outstanding shares of Common Stock. Mr. Drummond has the sole power to vote, direct the vote, dispose of or direct the disposition of all shares of the Company's Common Stock that he currently beneficially owns.

     Except as otherwise described herein, Mr. Drummond has not effected any transaction in shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     In the past, the Company has borrowed money from certain shareholders, directors and officers of the Company. The loans are evidenced by promissory notes which bear interest at the bank prime rate plus 2%. Certain of the promissory notes were payable on demand, while certain of the promissory notes were payable on April 1, 1998 and were past due on November 30, 1999. By letter dated October 29, 1999, Mr. Drummond committed not to demand payment of, or take action to collect on, the promissory notes, including those past due, owed to him until August 31, 2000 or such time as the Company has the ability to pay such notes.

     By resolution dated December 21,1999, the Board of Directors of the Company approved the conversion of loans from directors and officers of the Company, in whole or in part, into Common Stock of the Company at $3.00 per share.

     Pursuant to an understanding with Charles Wear, in connection with a private purchase of the Company's securities by Mr. Wear, Mr. Drummond and the Company entered into a Conversion Agreement dated March 13, 2000, to be effective as of February 29, 2000, whereby Mr. Drummond exercised his right of conversion by converting all of the $6,839,103 debt, which included accrued interest through February 29, 2000, owed to him by the Company into 2,279,701 shares of the Company's Common Stock.

     Mr. Drummond has no other contracts, arrangements, or understandings or relationships with any person with respect to the Common Stock of the Company.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     No  exhibits  are  being  filed  with  this  statement.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March  13,  2000



By:/s/  Charles  R.  Drummond
   --------------------------


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